Exhibit 4.5

CHANGE OF CONTROL AGREEMENT

This Change of Control Agreement (the “Agreement”) is dated as of July 23, 2003 (the “Effective Date”), between Cytyc Corporation, (the “Company”), and [EMPLOYEE] (the “Employee”), a resident of [STATE].

WHEREAS, the Employee serves as the [TITLE] of the Company, and in that role has been important in developing and expanding the business and operations of the Company and possesses valuable knowledge and skills with respect to such business; and

WHEREAS, the Board of Directors of the Company (the “Board”) believes that it is in the best interests of the Company to encourage the Employee’s continued employment with and dedication to the Company, including in the face of potentially distracting circumstances arising from the possibility of a Change of Control of the Company; and

WHEREAS, upon recommendation of the Compensation Committee of the Board (the “Compensation Committee”), the Board has adopted a policy which authorizes the Company to enter into this Agreement with the Employee; and

WHEREAS, the parties desire to enter into this Agreement setting forth the terms and conditions for the payment of compensation to the Employee in the event of a termination of the Employee’s employment during the term of this Agreement;

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements of the parties contained herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.                                       Term.  The initial term of this Agreement shall be for a period commencing on July 23, 2003 and ending on December 31, 2006; provided, that, commencing on January 1, 2006 and each January 1 thereafter, the term of this Agreement shall automatically be extended for an additional year unless, not later than sixty (60) days prior to such January 1, the Company shall have given notice that it does not wish to extend this Agreement; and provided, further, that notwithstanding any such notice by the Company not to extend, this Agreement shall continue in effect for a period of twenty four (24) months beyond the term provided in this Section 1 if a Change in Control shall have occurred during such term. [This Agreement supersedes and replaces in its entirety the Change in Control Agreement between the Employee and the Company dated July 30, 2002.]*

*  This sentence is included in the agreements between the Company and each of Patrick J. Sullivan, Daniel J. Levangie, Christopher A. Bleck, James Linder, M.D. and A. Suzanne Meszner-Eltrich.

2.                                       Termination of Employment Following a Change of Control Event.  Subject to the terms of this Agreement, the Employee shall be entitled to receive severance payments from the Company for services previously rendered to the Company and its affiliates if a Change of Control Event occurs during the term of this Agreement and the Employee’s employment is terminated by the Employee for Good Reason or by the Company other than for Cause during the Change of Control Period.

(a)                                  Good Reason; Other Than for Cause.  If a Change of Control Event occurs during the term of this Agreement and if: (i) the Employee terminates employment for Good Reason during the Change of Control Period, (ii) the Company terminates the Employee’s employment other than for Cause during the Change of Control Period or (iii) the Company terminates the Employee’s employment other than for Cause in anticipation of the Change of Control, as determined in good faith by the Compensation Committee:

(i)                                     the Company shall pay to the Employee the following amounts:

A.                                   the “Accrued Obligations” in a lump sum in cash within 30 days of the Date of Termination or at such earlier time as required by applicable statute or regulation; and

B.                                     the amount equal to the product of (1) [X]** and (2) the sum of  the Employee’s Annual Base Salary and the Annual Bonus, in a lump sum in cash within 30 days of the Date of Termination; and

(ii)                                  for the number of years identified in subsection 2(a)(i)(B) above after the Date of Termination, or such longer period as may be provided by the terms of the appropriate plan, program, practice or policy, the Company shall continue benefits, or use its best efforts to obtain such coverage at commercially reasonable rates, to the Employee and/or the Employee’s family at least equal to those which would have been provided to them in accordance with the welfare benefit plans, practices, policies and programs provided by the Company and its affiliated companies (including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans and programs) to the extent applicable generally to other peer employees of the Company and its affiliated companies and at the same cost applicable to such employees, as if the Employee’s employment had not been terminated; provided, however, that if the Employee becomes reemployed with another employer and is eligible to receive medical or other welfare benefits under another employer provided plan, the medical and other welfare benefits described herein shall be secondary to those provided under such other plan during such applicable period of eligibility.  If the Company is unable to obtain or provide for the Employee all or any portion of the welfare benefits required by this subsection, the Company shall the reimburse the Employee for

** 3.0 in the agreements between the Company and each of Patrick J. Sullivan and Daniel J. Levangie; 2.0 in the agreement between the Company and Christopher A. Bleck; and 1.5 in the agreements between the Company and each of the employees not otherwise mentioned above.

125% of the Company’s cost for such benefit or benefits with regard to a similarly situated active employee.

(iii)                               the Company shall, at its sole expense as incurred, provide the Employee with outplacement services the scope and provider of which shall be at the highest level provided by the Company to its peer employees; and

(iv)                              to the extent not theretofore paid or provided, the Company shall timely pay or provide to the Employee all Other Benefits.

(b)                                 Cause; Other than for Good Reason.  If the Employee’s employment is terminated for Cause during the Change of Control Period, this Agreement shall terminate without further obligations to the Employee, other than the obligation to pay to the Employee (i) his Annual Base Salary through the Date of Termination, (ii) the amount of any compensation previously deferred by the Employee, and (iii) Other Benefits through the Date of Termination, in each case to the extent theretofore unpaid.  If the Employee voluntarily terminates employment during the Change of Control Period, excluding a termination for Good Reason, this Agreement shall terminate without further obligations to the Employee, other than for Accrued Obligations and the timely payment or provision of Other Benefits through the Date of Termination.  In such case, all Accrued Obligations shall be paid to the Employee in a lump sum in cash within 30 days of the Date of Termination, or at such earlier time as required by applicable statute or regulation.

3.                                       Certain Additional Payments by the Company.

(a)                                  Notwithstanding anything in this Agreement to the contrary and except as set forth in this Section 3, in the event it shall be determined that any payment or distribution by the Company to or for the benefit of the Employee (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Section 3) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties are incurred by the Employee with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then the Employee shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by the Employee of all taxes, including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Employee retains an amount of the Gross-Up Payment equal to the Excise Tax (including any interest or penalties imposed with respect to such taxes) imposed upon the Payments.

(b)                                 Subject to the provisions of Section 3(c), all determinations required to be made under this Section 3, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by Deloitte and Touche  or such other certified public accounting firm as may be designated by the Employee and reasonably acceptable to the Company (the “Accounting Firm”) which shall provide detailed supporting calculations both to the Company and the Employee within 15 business days of the receipt of notice from the Employee that there has been a Payment, or such earlier time as is requested by the Company.  In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change of Control, the Employee shall appoint another nationally recognized accounting firm and reasonably acceptable to the Company to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder).  All fees and expenses of the Accounting Firm shall be borne solely by the Company.  Any Gross-Up Payment, as determined pursuant to this Section 3, shall be paid by the Company to the Employee within five business days of the receipt of the Accounting Firm’s determination.  Any determination by the Accounting Firm shall be binding upon the Company and the Employee.  As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made (“Underpayment”), consistent with the calculations required to be made hereunder.  In the event that the Company exhausts its remedies pursuant to Section 3(c) and the Employee thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Employee.

(c)                                  The Employee shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment.  Such notification shall be given as soon as practicable but no later than ten business days after the Employee is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid.  The Employee shall not pay such claim prior to the expiration of the 30-day period following the date on which it gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due).  If the Company notifies the Employee in writing prior to the expiration of such period that it desires to contest such claim, the Employee shall:

(i)                                     give the Company any information reasonably requested by the Company relating to such claim,

(ii)                                  take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by attorneys reasonably selected by the Company,

(iii)                               cooperate with the Company in good faith in order effectively to contest such claim, and

(iv)                              permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Employee harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses.  Without limitation on the foregoing provisions of this Section 3(c), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct the Employee to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Employee agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs the Employee to pay such claim and sue for a refund, the Company shall advance the amount of such payment to the Employee, on an interest-free basis and shall indemnify and hold the Employee harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Employee with respect to which such contested amount is claimed to be due is limited solely to such contested amount.  Furthermore, the Company’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Employee shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(d)                                 If, after the receipt by the Employee of an amount advanced by the Company pursuant to Section 3(c), the Employee becomes entitled to receive any refund with respect to such claim, the Employee shall (subject to the Company’s complying with the requirements of Section 3(c)) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto).  If, after the receipt by the Employee of an amount advanced by the Company pursuant to Section 3(c), a determination is made that the Employee shall not be entitled to any refund with respect to such claim and the Company does not notify the Employee in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

4.                                       Conditions of Severance Benefits.  Employee shall receive the severance benefits set forth in Section 2(a) hereof if Employee: (a) executes a general release of the Company, in a form and of a scope determined by the Company in good faith; (b) presents satisfactory evidence to the Company that she/he has returned all Company property, confidential information and documentation to the Company; (c) complies with, and does not violate, any provision of the Employee Non-Disclosure and Developments Agreement (“Confidentiality Agreement”) or the Employee Non Competition Agreement (“Non Compete Agreement”) that Employee has entered into with the Company; and (d) provides the Company with a signed, written resignation of Employee’s status as an officer and/or director of the Company or any of its affiliates, if applicable.  In the event the Company determines in good faith that Employee has breached, or has threatened to breach, any material provision of the Confidentiality Agreement or the Non Compete Agreement, the Company shall immediately terminate all severance benefits and Employee shall no longer be entitled to such benefits.  Such termination of benefits shall be in addition to any and all legal and equitable remedies available to the Company, including injunctive relief.

5.                                       Expenses.  The Company shall pay any and all reasonable legal fees and expenses incurred by the Employee in seeking to obtain or enforce, by bringing an action against the Company, any right or benefit provided in this Agreement, if the Employee is successful in whole or in part in such action.

6.                                       Withholding.  Notwithstanding anything in this Agreement to the contrary, all payments required to be made by the Company hereunder to the Employee or his estate or beneficiaries shall be subject to the withholding of such amounts relating to taxes as the Company reasonably may determine it should withhold pursuant to any applicable law or regulation.  In lieu of withholding such amounts, in whole or in part, the Company may, in its sole discretion, accept other provisions for the payment of taxes and any withholdings as required by law, provided that the Company is satisfied that all requirements of law affecting its responsibilities to withhold compensation have been satisfied.

7.                                       No Duty to Mitigate.  the Employee’s payments received hereunder shall be considered severance pay in consideration of past service, and pay in consideration of continued service from the date hereof and entitlement thereto shall not be governed by any duty to mitigate damages by seeking further employment.

8.                                       Amendments or Additions; Action by Board of Directors.  No amendments or additions to this Agreement shall be binding unless in writing and signed by both parties hereto.  The prior approval by the Company’s Board of Directors shall be required in order for the Company to authorize any amendments  to this Agreement.

9.                                       Governing Law.  This Agreement shall be governed by the laws of United States to the extent applicable and otherwise by the laws of the Commonwealth of Massachusetts, excluding the choice of law rules thereof.

10.                                 Assignment.  The rights and obligations of the Company under this Agreement shall be binding upon its successors and assigns and may be assigned by the Company to the successors in interest of the Company.  The rights and obligations of the Employee under this Agreement shall be binding upon his heirs, legatees, personal representatives, executors or administrators.  This Agreement may not be assigned by the Employee, but any amount owed to the Employee upon his death or disability resulting in his inability to manage his affairs shall inure to the benefit of his guardian, heirs, legatees, personal representatives, executors, or administrators.

11.                                 Notice.  For purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when hand delivered, sent by overnight courier, or mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, or transmitted by telegram, telecopy, or telex, addressed as follows:

If to the Company:

Cytyc Corporation

85 Swanson Road

Boxborough, MA 01719

ATTN:  VP General Counsel

Fax 978-266-3188

C.C. VP Human Resources

Fax 978-266-3187

If to the Employee:

[EMPLOYEE]

[ADDRESS]

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

12.                                 Other Agreements. This Agreement may not constitute the entire agreement between the parties hereto providing for severance payments in connection with a termination of employment; provided, however, that if the Employee is entitled to severance payments pursuant to this Agreement and pursuant to any other oral or written agreements, (except as provided in Section 1 above) commitments or understandings calling for severance payments in connection with a termination of employment, the severance payments paid to the Employee by the Company in connection with such termination of employment shall be limited to the greater of (i) severance payments provided pursuant to this Agreement or (ii) severance payments provided by the Company pursuant to such other oral or written agreements, commitments or understandings.  If the Employee is entitled to severance payments pursuant to this Agreement and pursuant to any other oral or written agreements, commitments or understandings calling for severance payments in connection with a termination of employment, the Employee shall determine, in the Employee’s sole discretion, by notice given in writing to the Company, which payments are greater.

13.                                 Severability.  If any part of any provision of this Agreement shall be invalid or unenforceable under applicable law, such part shall be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the remaining parts of such provision or the remaining provisions of this Agreement.

14.                                 Arbitration.  Any dispute, controversy or claim arising out of, or in connection with this Agreement shall be exclusively subject to arbitration before the American Arbitration Association (“AAA”).  Such arbitration shall take place in the Commonwealth of

Massachusetts before a single arbitrator in accordance with AAA’s then current National Rules for the Resolution of Employment Disputes.  The Company shall be responsible for the payment of the arbitrator’s fees.  Judgment upon any arbitration award may be entered in any court of competent jurisdiction.  All parties shall cooperate in the process of arbitration for the purpose of expediting discovery and completing the arbitration proceedings.  Nothing contained in this Section or elsewhere in this Agreement shall in any way deprive the Company of its right to obtain injunctive relief in a court of competent jurisdiction for purposes of enforcing the agreements between the Company and the Employee listed in Section 4(c) of this Agreement.

15.                                 Survival of Obligations and Rights.  The obligations and rights contained herein shall survive the termination of Employee’s employment for any reason.

16.                                 At-Will Employment.  The Employee and the Company acknowledge that the employment of the Employee by the Company is and will continue to be “at will” and the Employee’s employment with the Company may be terminated by the Employee or the Company at any time.

17.                                 Defined terms.  For the purpose of this Agreement, the following terms shall have the meaning provided in this Section 17.

“Accrued Obligations” means the sum of (1) the Employee’s Annual Base Salary through the Date of Termination to the extent not theretofore paid, (2) the product of (x) the Annual Bonus and (y) a fraction, the numerator of which is the number of days in the current fiscal year through the Date of Termination, and the denominator of which is 365, and (3) any compensation previously deferred by the Employee (together with any accrued interest or earnings thereon) and any accrued vacation pay, in each case, to the extent not theretofore paid.

“Annual Base Salary” means the greater of (a) the Current Annual Base Salary or (b) the amount equal to twelve times the highest monthly base salary paid or payable, including any base salary which has been earned but deferred, to the Employee by the Company and its affiliated companies in respect of the twelve-month period immediately preceding the month in which the Date of Termination occurs.

“Annual Bonus” means the greater of (i) the annual bonus that would be payable to the Employee if all performance targets under the Company’s Annual Incentive Plan were met for the fiscal year in which the Date of Termination takes place or  (ii) the Employee’s  annual bonus  received in the fiscal year prior to the Date of Termination.

“Cause” means conduct involving one or more of the following:  (i) the substantial and continuing failure of the employee, after written notice therof, to render services to the Company in accordance with the terms or requirements of his or her employment; (ii) disloyalty, gross negligence, willful misconduct, dishonesty or breach of fiduciary duty to the Company which results in substantial direct or indirect loss, damage or injury to the Company; (iii) the commission of a felony; (iv) deliberate disregard of the rules or policies of the Company which results in substantial direct or indirect loss, damage or injury to the Company; (v) the unauthorized disclosure of trade secrets or confidential information of the Company which results in substantial direct or indirect loss, damage or injury to the Company ; (vi) the commission of an act which constitutes unfair competition with the Company or which induces any customer or supplier to breach a material contract with the Company; or (vii) a violation of federal or state securities laws or regulations.

“Change of Control” means:

(a)                                  The acquisition by any individual, entity or group (within the meaning of Section 13(d) (3) or 14(d) (2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 20%  of either (i) the then outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change of Control: (i) any acquisition by the Company, (ii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (iii) any acquisition by any entity pursuant to a transaction which complies with clauses (i), (ii) and (iii) of subsection (c); or

(b)                                 Individuals who, as of the date hereof, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(c)                                  Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a “Business Combination”), in each case, unless, following such Business Combination, (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than  80% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, and (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(d)                                 Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

“Change of Control Event” means the earlier of (i) a Change of Control or (ii) the execution and delivery by the Company of an agreement providing for a Change of Control.

“Change of Control Period” means the period commencing upon a Change of Control Event and ending two years after a Change of Control.

“Current Annual Base Salary” means the annual base salary payable to the Employee by the Company and its affiliates as of the Date of Termination of employment.

“Date of Termination” means the effective date of termination of the Employee’s employment.

“Good Reason” means (1) any proposed or actual material reduction in the Employee’s base salary, fringe benefits or bonus eligibility, except, in the case of fringe benefits or bonus eligibility, in connection with a reduction in such compensation generally applicable to peer employees of the Company; (2) the Employee has his responsibilities or areas of supervision with the Company substantially reduced in the Employee’s reasonable judgment; (3) the Employee has his responsibilities or areas of supervision with the Company substantially increased without an appropriate increase in Employee’s compensation in the Employee’s reasonable judgment; (4) the Employee is required to move his office outside the metropolitan area in which the office of the Employee was located immediately prior to the Change of Control or (5) [CEO Only] if following the Change of Control Event, the Employee does not continue as the Chief Executive Officer of the most senior resulting entity.

“Other Benefits” means any other amounts or benefits required to be paid or provided or which the Employee is eligible to receive under any plan, program, policy or practice or contract or agreement of the Company and its affiliated companies.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement, or have caused this Agreement to be executed and delivered, to be effective as of July 23, 2003.

Date:	By:
	Name:	A. Suzanne Meszner-Eltrich
	Title:	Vice President, General Counsel & Secretary

EMPLOYEE

Date: